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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

[  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
        EXCHANGE ACT OF 1934


                           COMMISSION FILE NO. 0-2525




A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       Huntington Bancshares Incorporated
               Deferred Compensation Plan and Trust for Directors



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       Huntington Bancshares Incorporated
                               Huntington Center
                              41 South High Street
                              Columbus, Ohio 43287


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                       HUNTINGTON BANCSHARES INCORPORATED
               DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS


                         INDEX TO FINANCIAL STATEMENTS

                                                                  Page
                                                                  ----

        Report of Independent Auditors                              3

        Statements of Financial Condition -
          December 31, 1997 and 1996                                4

        Statements of Income and Changes in Plan Equity-
          For the years ended December 31, 1997, 1996, and 1995     5

        Notes to Financial Statements                               6

        Exhibit
          Consent of Independent Auditors                          10



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                         Report of Independent Auditors


Board of Directors
Huntington Bancshares Incorporated


We have audited the accompanying statements of financial condition of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors (the Plan) as of December 31, 1997 and 1996, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors at December 31, 1997 and 1996, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                        /s/  Ernst & Young LLP


Columbus, Ohio
March 27, 1998



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                       HUNTINGTON BANCSHARES INCORPORATED
               DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS

                       STATEMENTS OF FINANCIAL CONDITION


                                                           December 31,
                                                    1997                 1996
                                                    ----                 ----
ASSETS
------
Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 444,407 shares in
  1997 and 392,897 shares in 1996;
  Cost: $5,026,786 in 1997
  and $4,342,514 in 1996 (Note 4)            $15,998,399          $10,362,656

Accrued dividends and interest receivable         88,227               78,378

Cash and cash equivalents (Note 2)                30,052               27,646
                                             -----------          -----------
        TOTAL ASSETS                         $16,116,678          $10,468,680
                                             ===========          ===========

LIABILITIES AND PLAN EQUITY
---------------------------
Stock purchase payable                       $   118,242          $    27,579

Plan Equity                                   15,998,436           10,441,101
                                             -----------          -----------
        TOTAL LIABILITIES AND PLAN EQUITY    $16,116,678          $10,468,680
                                             ===========          ===========



See notes to financial statements.



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                       HUNTINGTON BANCSHARES INCORPORATED
               DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS

                STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY


                                                                Years ended December 31,
                                                       1997           1996            1995
                                                       ----           ----            ----
Investment income:
   Cash dividends on Huntington Bancshares
     Incorporated Common Stock                     $   334,416    $   295,032      $  258,524
   Interest                                                370            215             397
                                                   -----------    -----------      ----------
                                                       334,786        295,247         258,921

Realized gains on investments (Note 4)                 344,292        147,224         140,591

Unrealized appreciation of investments (Note 4)      4,951,471      1,658,904       2,403,696

Contributions                                          491,688        424,726         458,600

Distributions                                         (564,902)      (265,802)       (268,428)
                                                   -----------    -----------      ----------

Net increase in Plan Equity                          5,557,335      2,260,299       2,993,380

Plan Equity - Beginning of Period                   10,441,101      8,180,802       5,187,422
                                                   -----------    -----------      ----------

Plan Equity - End of Period                        $15,998,436    $10,441,101      $8,180,802
                                                   ===========    ===========      ==========








See notes to financial statements.




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                       HUNTINGTON BANCSHARES INCORPORATED
               DEFERRED COMPENSATION PLAN AND TRUST FOR DIRECTORS

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1997


Note 1 - Summary of Accounting Policies

Description of the Plan

The Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors (the "Plan") was adopted by the Board of Directors of Huntington Bancshares Incorporated ("Huntington") on September 15, 1986, to be effective on that date. The Plan was subsequently amended on August 19, 1987, and April 25, 1991. The following summary describes the Plan as amended and restated.

The Plan is in the form of a trust agreement between Huntington and its wholly-owned subsidiary, The Huntington National Bank (the "Trustee"). The Plan provides each director of Huntington's participating affiliates (a "Director") with the option to defer receipt of all or a portion of the compensation payable to him or her for services as a Director. Huntington transfers an amount equal to one hundred twenty-five percent (125%) of the compensation deferred pursuant to the Plan to a trust fund administered by the Trustee.

Amounts held in the trust fund may be invested by the Trustee in common stock, common trust funds, real estate, and other property which the Trustee deems to be in the best interest of the participating Directors. The Trustee maintains a separate account for each Director which reflects such Director's share of assets held in his or her account in the Plan.

The Plan is administered by a committee of the Huntington Board of Directors (the "Committee") consisting of not fewer than three members. As of March 27, 1998, the members of the Committee were Timothy P. Smucker, Chairman, George A. Skestos, and Don Conrad. The members of the Committee are appointed annually by the Board of Directors of Huntington (the "Board") and serve until they resign and their successors are appointed or until they are removed with or without cause by the Board. None of the members of the Committee receives compensation from the assets of the Plan.

Distributions are made either in a lump sum or in equal annual installments over a period of not more than ten years. The Committee has sole discretion to distribute all or a portion of a Director's account in the event such Director requests a hardship distribution.

Huntington may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of Directors to amounts previously credited to their accounts.


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Effective April 25, 1991, the Plan was amended to exclude Huntington Directors from future participation in the Plan. Contributions previously made on behalf of Huntington Directors, and related earnings thereon, were not affected by the amendment.

Investments

As of December 31, 1997 and 1996, Plan assets were primarily invested in shares of common stock of Huntington ("Common Stock"). These shares are carried at market value as determined by quoted prices reported by the NASDAQ Stock Market. The cost of specific investments sold is used to compute realized gains and losses.

Distributions

Distributions in the form of Common Stock are reported at market value.

Income and Expenses

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees incurred in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $35,473, $24,230, and $19,121 for 1997, 1996, and 1995, respectively.

Note 2 - Cash Equivalents

The Plan temporarily invests cash and cash equivalents in The Huntington National Bank sponsored Monitor Money Market Funds.

Note 3 - Federal Income Taxes

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a Director will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when matched contributions are made to the Plan, when Common Stock is purchased for a Director's account, or when dividends are paid to a Director's account on such shares. Rather, a Director will incur federal income tax liability for such contributions and income only when distributions are made to a Director. Huntington has received a ruling from the Internal Revenue Service that the operation of the Plan has the tax consequences described above.

Huntington is subject to any federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan. If, at any time, it is determined that compensation deferred pursuant to the Plan is currently subject to income tax by the Directors or their beneficiaries, the Plan shall terminate and any amounts held in the trust fund shall be distributed to the Directors or their beneficiaries.


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The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.


Note 4 - Net Realized and Unrealized Appreciation of Investments

The following tables summarize the net realized and unrealized appreciation of the Plan's investments in Common Stock for each of the three years in the period ended December 31, 1997:

                                             1997          1996         1995
                                             ----          ----         ----

Aggregate proceeds                       $   564,902   $   265,768   $  268,380
Aggregate cost                               220,610       118,544      127,789
                                         -----------   -----------   ----------
Net realized gains                       $   344,292   $   147,224   $  140,591
                                         ===========   ===========   ==========



                                             1997          1996         1995
                                             ----          ----         ----

Market value                             $15,998,399   $10,362,656   $8,113,340
Cost                                       5,026,786     4,342,514    3,752,102
                                         -----------   -----------   ----------
Accumulated unrealized appreciation      $10,971,613   $ 6,020,142   $4,361,238
                                         ===========   ===========   ==========
Change in accumulated unrealized
  appreciation between years             $ 4,951,471   $ 1,658,904   $2,403,696
                                         ===========   ===========   ==========









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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Directors has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       HUNTINGTON BANCSHARES INCORPORATED
                         DEFERRED COMPENSATION PLAN AND
                              TRUST FOR DIRECTORS




Date:  March 27, 1998              By:   /s/ RALPH K. FRASIER
       ------------------                ---------------------------
                                             Ralph K. Frasier
                                             General Counsel and Secretary
                                             Huntington Bancshares Incorporated





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